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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 5)


                   McNEIL REAL ESTATE FUND IX, LTD.
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                          (Name of Issuer)

                Units of Limited Partnership Interests
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                   (Title of Class of Securities)

                           Not Applicable
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                           (CUSIP Number)

               Donald K. Reed, McNeil Investors, Inc.
                 13760 Noel Road, Suite 700, Dallas,
                     Texas 75240, (214) 448-5800
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
    Communications)

                              Copies to:
                           W. Scott Wallace
                        Haynes and Boone, L.L.P.
                         3100 NationsBank Plaza
                            901 Main Street
                        Dallas, Texas 75202-3789

                          September 20,  1995
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement. ___ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             SCHEDULE 13D

                                                    Page 2 of 5 Pages
CUSIP No. Not Applicable

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       McNeil Partners, L.P.
       See also Item 2.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)


  3    SEC USE ONLY


  4    SOURCE OF FUNDS

         WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _____

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

         McNeil Partners, L.P. - 5,715.00 Units
         See also Item 5.

  8    SHARED VOTING POWER

         See also Item 5.

  9    SOLE DISPOSITIVE POWER

         McNeil Partners, L.P. - 5,715.00 Units
         See also Item 5.

 10    SHARED DISPOSITIVE POWER

         Voting and dispositive power is exercised on behalf of McNeil Partners, L.P. by its general partner, McNeil Investors, Inc., a Delaware corporation.

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,715.00 Units of Limited Partnership Interest

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES ____


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.2%

 14    TYPE OF REPORTING PERSON*

       PN

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               AMENDMENT NO. 5 TO SCHEDULE 13D
               -------------------------------

     The Schedule 13D relating to Units of Limited
Partnership interest ("Units") and McNeil Real Estate Fund
IX, Ltd., a California limited partnership ("Issuer") as filed by McNeil Partners, L.P. ("MP") is hereby amended as set forth below. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended by adding the following thereto:

          The information set forth in Exhibit 10.2 hereto is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit 10.2 hereto is that certain Press Release dated September 20, 1995 issued by MP.

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                          SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1995.

                         McNEIL PARTNERS, L.P.

                         By:  McNeil Investors, Inc.
                              its general partner


                              By:  /s/ Donald K. Reed
                                   -------------------------------------------
                                   Donald K. Reed
                                   President


                          /s/ Robert A. McNeil
                          ----------------------------------------------------
                          Robert A. McNeil

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                        EXHIBIT INDEX


Exhibit          Description                                             Page
-------          -----------                                             ----

10.2             Form of Press Release issued by                          6
                 McNeil Partners on September 20, 1995

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                        EXHIBIT 10.2


MCNEIL PARTNERS TERMINATES ICAHN DISCUSSIONS;
MCNEIL CONTEMPLATING MAKING HIGHER OFFERS;
FEW UNITS TENDERED TO ICAHN AFTER SIX WEEKS

     McNeil Partners, L.P. announced today that it has terminated settlement discussions with Carl C. Icahn and High River Limited Partnership regarding unsolicited tender offers for ten California Limited Partnerships controlled by McNeil Partners. McNeil Partners is presently contemplating tender offers for Units of limited partnership interests of the Partnerships at prices higher than offered by Mr. Icahn. As of September 15, 1995, approximately six weeks after the offers were commenced by Mr. Icahn, an average of approximately 1% of the outstanding units of each Partnership has been tendered to Mr. Icahn, other than with respect to one Partnership. The Partnerships' agreements of limited partnership require McNeil Partners to start liquidating the Partnerships between August 1998 and March 1999. There can be no assurance that McNeil Partners will commence tender offers for the Partnerships.

     As of September 15, 1995, according to High River, only approximately 26 Units of McNeil Pacific Investors Fund 1972, 0 Units of McNeil Real Estate Fund V, Ltd., 446 Units of McNeil Real Estate Fund IX, Ltd., 495 Units of McNeil Real Estate Fund X, Ltd., 530.33 Units of McNeil Real Estate Fund XI, Ltd., 480 Units of McNeil Real Estate Fund XIV, Ltd., 579 Units of McNeil Real Estate Fund XV, Ltd., 255.8 Units of McNeil Real Estate Fund XX, L.P., 9,322 Units of McNeil Real Estate Fund XXIV, L.P. and 223,152 Units of McNeil Real Estate Fund XXV, L.P. had been tendered to High River.